NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

March 17, 2022

Jason Drory

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bioadaptives, Inc.
Offering Statement on Form 1-A Filed March 4, 2022 Commission File No. 024-11819

Dear Mr. Drory

This is in response to the letter of comment of the Staff dated March 16, 2022, relating to the captioned Offering Statement on Form 1-A of Bioadaptives, Inc. (the “Company”). The comments of the Staff are addressed below, seriatim:

Offering Statement of Form 1-A filed March 4, 2022

Executive Compensation, page 28

1.	Please provide the executive compensation information required by Item 11 of Form 1- A for the year ended December 31, 2021.

Please be advised that, in response to such comment, the subject disclosure has been revised to include information for the year ended December 31, 2022.

2.

On May 31, 2021, a final court order was entered against Barry K. Epling in the civil action entitled SEC v. Hemp, Inc., et al., No. 2:16-cv-01413 by the United States District Court for the District of Nevada. Pursuant to the court order, Mr. Epling was, among other things, restrained and enjoined from violating Securities Act Sections 5 and 17(a) and Exchange Act Section 10(b) and Rule 10b-5 thereunder. These injunctions resulted in a Regulation A bad actor disqualification for Mr. Epling pursuant to Rule 262(a)(2). Under Rule 262(a), an issuer is likewise disqualified from relying on Regulation A if “any promoter connected with the issuer in any capacity at the time of filing” is a bad actor. Mr. Epling, a founder of Bioadaptives, Inc. (“Bioadaptives”), would appear to be a promoter of Bioadaptives as that term is defined in Rule 405 of the Securities Act. Please review Rules 262 and 405 and provide a legal analysis as to whether Mr. Epling was a promoter connected with Bioadaptives in any capacity at the time of its Regulation A filing.

Please be advised that, since October 2, 2017, the date of Mr. Epling’s resignation as Chairman of the Company, Mr. Epling has had no relationship with the Company, formal or informal. Effective on such date, Mr. Epling gifted his shares to a 501(C) 3 Breath of Life Foundation. On February 20, 2018, Breath of Life Foundation granted to the majority of the Board of Directors of the BioAdaptives, Inc an irrevocable proxy with respect to all shares of Company they owned. The Company’s disclosure since such date has stated these facts. The Company’s Form 10 filed June 27, 2019, states, in pertinent part:

“On October 2, 2017, Barry Epling resigned as Chairman of the Board of Directors. operations or practices. At the same time, Ferris Holding, Inc where Barry Epling is the sole stockholder, gifted 9,628.568 shares of BioAdaptives, Inc to a 501 (C) 3 Breath of Life Foundation. As of April 30, 2019, this share amount represents 51.84% of the Company’s shares issued and outstanding. Subsequently, Breath of Life Foundation assigned the irrevocable voting rights of its shareholding in BioAdaptives to the Board of Directors of BioAdaptives, Inc. As of this date of the event, FHI was no longer the Company’s controlling stockholder.”

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The Irrevocable Proxy referred to in the foregoing excerpt is included as Exhibit 99.1 in the Company’s Pre-Qualification Amendment No. 1 its Form 1-A.

Specifically, please be further advised that, with respect to the Company as of the filing date of the Form 1-A, Mr. Epling was not a “promoter connected with the issuer in any capacity at the time of filing.”

Based on the foregoing, the Company believes that Mr. Epling’s past association with the Company does not serve to disqualify it from availing itself of the exemption from registration afforded by Regulation A.

  _________________________________

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely, NEWLAN LAW FIRM, PLLC

	By:	/s/ Eric Newlan
Eric Newlan Managing Member

cc: Bioadaptives, Inc.

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